American Water Works Company, Inc.

1 Water Street

Camden, NJ 08102-1658

December 29, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Claudia Rios

Re:   American Water Works Company, Inc.

Registration Statement on Form S-4

File No. 333-292182

Request for Effectiveness

Dear Ms. Rios:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, American Water Works Company, Inc. (the “Company”) respectfully requests that the effective date of the above referenced Registration Statement on Form S-4 (File No. 333-292182), as amended (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission to 5:00 p.m., Eastern time, on December 30, 2025, or as soon as practicable thereafter.

The Company respectfully requests to be notified of such effectiveness by a telephone call to the Company’s counsel, Skadden, Arps, Slate, Meagher & Flom LLP, to Pankaj Sinha at (202) 371-7307 or Emily Prezioso Walsh at (202) 371-7709, with such effectiveness to also be confirmed in writing to psinha@skadden.com or Emily.Walsh@skadden.com.

* * *

Sincerely,

American Water Works Company, Inc.

/s/ JEFFREY M. TAYLOR
Jeffrey M. Taylor
Vice President and Secretary

cc:  Pankaj Sinha, Skadden, Arps, Slate, Meagher & Flom LLP

Emily Prezioso Walsh, Skadden, Arps, Slate, Meagher & Flom LLP

Stacy A. Mitchell, Executive Vice President and General Counsel